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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                           SEC FILE NUMBER   811-4395
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                                           CUSIP NUMBER
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
(Check One)  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q    [ ] Form N-SAR   Form N-CSR  [X]

For Period Ended:  September 30, 2003
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form N-CSR

For the Transition Period Ended: __________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         -------------------------------

PART I -- REGISTRANT INFORMATION

         Smith Barney Muni Funds (on behalf of its series Florida Portfolio, Georgia Portfolio, Pennsylvania Portfolio, California Money Market Portfolio, National Portfolio, Limited Term Portfolio, Massachusetts Money Market Portfolio, New York Portfolio and New York Money Market Portfolio)
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         Full Name of Registrant

            N/A
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         Former Name of Registrant if Applicable

         125 Broad Street
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         Address of Principal Executive Office     (Street and Number)

         New York, New York 10004
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         City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Recent Developments

The Fund has received the following information from Citigroup Asset Management ("CAM"), the Citigroup business unit which includes the Fund's Investment Manager and other investment advisory companies, all of which are indirect, wholly-owned susidiaries of Citigroup. CAM is reviewing its entry, through an affiliate, into the transfer agent business in the period 1997-1999. As CAM currently understands the facts, at the time CAM decided to enter the transfer agent business, CAM sub-contracted for a period of five years certain of the transfer agency services to a third party and also concluded a revenue guarantee agreement with this sub-contractor providing that the sub-contractor would guarantee certain benefits to CAM or its affiliates (the "Revenue Guarantee Agreement"). In connection with the subsequent purchase of the sub-contractor's business by an affiliate of the current sub-transfer agent (PFPC Inc.) used by CAM on many of the funds it manages, this Revenue Guarantee Agreement was amended eliminating those benefits in exchange for arrangements that included a one-time payment from the subcontractor.

The Boards of CAM-managed funds (the "Boards") were not informed of the Revenue Guarantee Agreement with the sub-contractor at the time the Boards considered and approved the transfer agent arrangements. Nor were the Boards informed of the subsequent amendment to the Revenue Guarantee Agreement when that occurred.

CAM has begun to take corrective actions. CAM will pay to the applicable funds $16 million (plus interest) that CAM and its affiliates received from the Revenue Guarantee Agreement and its amendment. CAM also plans an independent review to verify that the transfer agency fees charged by CAM were fairly priced as compared to competitive alternatives. CAM is instituting new procedures and making changes designed to ensure no similar arrangements are entered into in the future.



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CAM has briefed the SEC, the New York State Attorney General and other regulators with respect to this matter, as well as the U.S. Attorney who is investigating the matter. CAM is cooperating with governmental authorities on this matter.

Because of the intervening Thanksgiving holiday, CAM has determined that in accordance with its internal Disclosure Control and Procedures it is unable to complete its review with respect to this matter, including discussing with the Fund's Audit Committee the matters raised by the events disclosed above, prior to the required filing date for the Forms referenced herein (the "Forms") -- November 29, 2003. As a result, the reason causing the inability to file timely could not be eliminated by the registrant without unreasonable effort or expense. Nevertheless, the Forms will be filed no later than the fifteenth calendar day following the proscribed due date for such filings.

PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Thomas C. Mandia
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         (Name)

         (203) 890-7038
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         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify reports(s).  [X]  Yes   [ ]  No

         ------------------------------
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?  [ ]  Yes   [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate or the results cannot be made.

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Smith Barney Muni Funds
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(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 28, 2003
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By: /s/ Thomas C. Mandia
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